Exhibit 99.9

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	26 November 2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Three separate events:
	—	Exercise of options: 10 March 2014
	—	Sale of ordinary shares/CUFS on
		¡	10 March 2014; and
		¡	11 March 2014
No. of securities held prior to change	—	392,260 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015); and
	—	1,453,058 options over unissued ordinary shares/CUFS comprising:
		¡	860,000 ROCE options under the 2006 Plan; and
		¡	593,058 TSR options under the 2006 Plan.
Class	Ordinary shares/CUFS

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number acquired	1,453,058 ordinary shares/CUFS following exercise of options under the 2006 JHIplc Long Term Incentive Plan.
Number disposed	1,453,058 ordinary shares/CUFS
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	— —	Exercise of options - $11,744,296.14 Sale of ordinary shares/CUFS
¡ $4,447,086.00
¡ $16,864,234.52
No. of securities held after change	Current relevant interest is:
	—	392,260 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015).
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Three separate events:
	—	Exercise of options under the 2006 JHIplc Long Term Incentive Plan.
—

On-market sale of shares issued pursuant to exercise of 2006 JHIplc Long Term Incentive Plan on 10 and 11 March 2014. The disposal of some of the shares is required to fund (i) payment of the exercise price, (ii) US State and Federal withholding tax obligations payable on exercise of options, and (iii) sale costs. Additional shares sold on-market are in compliance with the James Hardie stock accumulation policy. Following the sale, the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Current interests in contracts are[1]:
	— — —	2,070,309 Relative TSR RSUs; 166,459 Hybrid RSUs; and 563,309 ROCE RSUs.
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	No change. Current interests in contracts remains:
	— — —	2,070,309 Relative TSR RSUs; 166,459 Hybrid RSUs; and 563,309 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

1 The Appendix 3Y dated 26 November 2013 inadvertently recorded 2,052,878 Relative TSR RSUs (instead of 2,070,309) and 580,740 ROCE RSUs (instead of 563,309).

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3